Sub-Item 77D - Policies with Respect to Security Investments

      Effective January 1, 2014, Old Westbury Global Small & Mid
Cap Fund changed its name to Old Westbury Small & Mid Cap Fund.
The following was removed from the Fund's investment strategy:
The Fund invests at least 80% of its total assets in at least three countries, and may invest 50% or more of its assets in a single country. Emerging-market companies may represent up to 33% of the Fund's assets.

      Effective January 1, 2014, Old Westbury Global
Opportunities Fund changed its name to Old Westbury Strategic
Opportunities Fund. The following was removed from the Fund's investment strategy:
The Fund, as a general matter, intends to invest its assets in at least three countries, one of which may be the U.S., and to have at least 40% of its assets invested outside the U.S. However, based on the global opportunistic investment focus of the Fund, the Fund may be invested in a smaller number of countries and have a lesser percentage of its assets outside the U.S.